

STATES
IANGE COMMISSION
.C. 20549

02005179

ED REPORT



RECEIVED
JAN 29 2002
313

SEC FILE NUMBER
8-00526

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Spear, Leeds & Kellogg, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 433-7169
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spear, Leeds & Kellogg, L.P., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CASEY A. EARLY
Notary Public, State of New York
No. 01EA6045547
Qualified in New York County
Commission Expires July 31, 2002

Notary Public

Signature

Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- ☒ (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- ☒ (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16



To the Partners of Spear, Leeds & Kellogg, L.P:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Spear, Leeds & Kellogg, L.P. (the "Company") for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the New York Stock Exchange, Inc., the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2002

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

November 30, 2001


RECEIVED
JAN 29 2002
316

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of Spear, Leeds & Kellogg, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Spear, Leeds & Kellogg, L.P. and Subsidiaries (the "Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2002

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 30, 2001
(In Thousands)

ASSETS:

Cash and cash equivalents	$	34,715
Cash and securities deposited with clearing organizations or segregated in compliance with Federal regulations		3,819,932
Securities purchased under agreements to resell		849,445
Securities borrowed		6,149,983
Receivable from brokers, dealers and clearing organizations		562,843
Receivable from customers		956,271
Financial instruments owned - at fair value		1,530,207
Financial instruments owned and pledged as collateral - at fair value		572,844
Exchange memberships owned - at cost (market value $14,602)		9,072
Other assets		493,316
Total assets	$	14,978,628

LIABILITIES and PARTNERS' CAPITAL:

Short-term borrowings	$	341,355
Securities sold under agreements to repurchase		959,171
Securities loaned		287,668
Payable to brokers, dealers and clearing organizations		644,382
Payable to customers		7,250,978
Securities sold, but not yet purchased - at fair value		1,653,474
Accrued expenses and other liabilities		791,245
		11,928,273
Commitments and contingencies		
Long-term borrowings		762,345
Liabilities subordinated to claims of general creditors		950,000
Partners' capital		1,338,010
Total liabilities and partners' capital	$	14,978,628

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Description of Business:

Spear, Leeds & Kellogg, L.P. ("SLK"), a registered broker-dealer and futures commission merchant, is a partnership whose sole general partner is SLK LLC, a limited liability company whose sole member is a wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.). The consolidated statement of financial condition includes the accounts of SLK and its wholly owned subsidiaries (collectively, the Company). All material intercompany transactions and balances have been eliminated.

2. Significant Accounting Policies:

Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. All other securities transactions are recorded on a trade date basis.

Securities owned or sold, but not yet purchased, and contractual commitments arising pursuant to futures, forwards, equity swaps and other derivative contracts are recorded at market value.

The Company enters into secured borrowing and lending transactions to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the Company either provides or receives collateral, including U.S. government, federal agency, corporate debt and equity securities. The Company receives collateral in connection with resale agreements, securities lending transactions, customer margin loans and other secured lending activities. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or cover short positions. As of November 30, 2001, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $11.1 billion, of which $9 billion was repledged.

Securities purchased under agreements to resell ("reverse repurchase agreements") and sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equaling the principal amount loaned plus accrued interest in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company monitors the market value of collateral daily, with additional collateral obtained or refunded as appropriate. At November 30, 2001, cash and securities deposited with clearing organizations or segregated in compliance with Federal regulations includes $3,418,074,000 of securities purchased under agreements to resell, of which $56,074,000 are on deposit and $3,362,000,000 are segregated.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Intangible assets reflect the values assigned to franchises and are being amortized on a straight-line basis over the estimated useful lives, which approximate 15 to 27 years.

The Company participates in the stock-based compensation plans of Group Inc. and has elected to

Continued

account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No.25, "Accounting for Stock Issued to Employees," as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables. Similarly, the Company's short-term liabilities are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, and accordingly, are not materially affected by changes in interest rates. The carrying amount of long-term borrowings and subordinated liabilities closely approximates fair value based upon market rates of interest available to the Company. For discussion of the Company's financial instruments with off-balance-sheet risk see Note 9.

The consolidated statement of financial condition are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect certain amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from these estimates.

In October 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of this statement did not have a material effect on the Company's statement of financial condition. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the consolidated statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation.

Most of the Company's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, controlling position sizes and establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract

The Company also entered into a derivative contract, which is designated as a fair-value hedge, to manage the interest rate exposure on its long-term borrowings. This derivative is an interest rate swap agreement utilized to convert the firm's fixed rate debt into a floating rate obligation.

As of November 2001, the Company adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125". In general, transfers are accounted for as sales under SFAS No. 140 when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. SFAS No.140 also eliminates the requirement under SFAS No. 125 to report collateral received from certain repurchase agreements and collateralized financing arrangements and requires certain disclosures regarding collateral and separate classification of certain pledged assets on the consolidated statement of financial condition.

3. Securities Owned and Sold, But Not Yet Purchased:

Securities owned, including those pledged as collateral, and securities sold, but not yet purchased,

consist of the following, at fair value (in thousands):

	Owned	Sold, But Not Yet Purchased
United States government and agency	$450,097	$289,294
Corporate debt	539,780	403,676
Corporate equity	1,067,415	943,295
Options	45,759	17,209
	$2,103,051	$1,653,474

At November 30, 2001, cash and securities deposited with clearing organizations or segregated in compliance with Federal regulations includes $292,127,000 of securities owned, of which $24,313,000 are on deposit and $267,814,000 are segregated. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

The Company also pledges its own assets to collateralize repurchase agreements and other secured financings. At November 30, 2001, the carrying value of securities included in "Securities owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $347,594,000.

4. Short-term Borrowings:

The Company has obtained unsecured short-term borrowings of $335,000,000 from Group Inc. at rates determined at the time of the transaction and reflecting market interest rates. Short-term borrowings also include $6,355,000 of subordinated debt of a subsidiary of SLK, bearing interest at a rate of 8%, maturing November 2002.

5. Commitments and Contingencies:

The Company is obligated under various lease commitments for office space and equipment. Minimum rental commitments under these leases are $25,939,000, $20,122,000, $16,516,000, $11,217,000 and $8,986,000 for the fiscal years ending November 2002 through 2006, respectively, with further commitments through fiscal 2011 aggregating $19,624,000. Certain of the leases contain renewal options and provisions for rent escalations based on increased costs incurred by the lessor.

The Company is involved in certain legal proceedings arising in the ordinary course of business. In the opinion of management, after consultation with counsel, these proceedings will not result in any material adverse effect on the Company's financial position.

The Company is a guarantor for $910,000 under bank loans made to purchase exchange memberships.

6. Long-term Borrowings:

Continued

At November 30, 2001, long-term borrowings include $550,000,000 Senior Notes, which have a fair value of $587,527,000, bearing an interest rate of 8.25% and maturing August 2005. Group Inc. has guaranteed these notes and, consequently, certain financial reporting and other covenants that the Company was subject to, were eliminated. At November 30, 2001, there were no events of acceleration or default. In February 2001, the Company, through a subsidiary, simultaneously assigned an interest rate swap contract with a notional value of $500,000,000 to a subsidiary of Group Inc. and entered into a new interest rate swap contract with a notional value of $550,000,000 with the same subsidiary of Group. Additionally, the current interest rate swap contract matures August 2005 and receives a fixed rate of 8.25% in exchange for a variable interest rate of three month LIBOR plus 2.508%.

At November 30, 2001, various subsidiaries borrowed $170,000,000 from Group Inc. under revolving subordinated loan agreements totaling $260,000,000. The agreements mature on October 31, 2003 and the loans bear an interest rate equal to LIBOR plus .75%. These borrowings are not included in liabilities subordinated to the claims of general creditors as they are not subordinated to the creditors of SLK. Additionally, a subsidiary of SLK had $4,818,000 outstanding under long-term subordinated loan agreements maturing November 2003 and bearing interest at a rate of 8%.

7. Subordinated Liabilities:

SLK has a subordinated revolving credit agreement with Group Inc. whereby it can borrow up to $1,350,000,000, of which $950,000,000 was borrowed at November 30, 2001. The agreement matures October 31, 2003 and the loan bears an interest rate equal to LIBOR plus .75%. This loan agreement is conditional upon the Company satisfying certain financial reporting and other covenants, including the maintenance of certain levels of net worth, as defined, and regulatory capital, that the Company monitors daily. At November 30, 2001, the Company was in compliance with all of the covenants.

Subordinated liabilities are included in SLK's regulatory capital, and can be repaid only if, after giving effect to such repayment, SLK meets the Securities and Exchange Commission's capital regulations.

8. Net Capital Requirement:

As a registered broker-dealer and futures commission merchant, SLK is subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. In computing its net capital, SLK has elected to use the "alternative net capital requirement" permitted by Rule 15c3-1. As of November 30, 2001 SLK had net capital of $952,464,000, which exceeded requirements of $45,815,000 by $906,649,000. Certain of SLK's subsidiaries are also subject to Rule 15c3-1, all of which were in compliance at November 30, 2001. SLK and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. At November 30, 2001, these requirements were greater than the minimum requirements under Rule 15c3-1. SLK's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. At November 30, 2001, each entity was in compliance with their respective exchange requirements.
As of November 30, 2001, SLK made a computation related to the reserve requirement of Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the Reserve Bank were $702,284,000 and $832,000,000, respectively.

9. Financial Instruments:

In connection with its proprietary trading activities, the Company enters into transactions in a variety of derivative financial instruments in order to reduce its exposure to market, currency and interest rate risk. These derivative instruments include futures, forwards, swap and option contracts. Generally, derivative

Continued

financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific dates or to exchange payment streams

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities or commodities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the consolidated statement of financial condition. The Company attempts to minimize its exposure to market risk through the use of various hedging strategies and analytical monitoring techniques. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. Additionally, these financial instruments expose the Company to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. The Company has controls in place to monitor credit exposure by limiting transactions with specific counterparties and assessing the future creditworthiness of counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring additional collateral where appropriate.

The Company's customer activities involve the execution, settlement and financing of various customer securities and commodities transactions. Customer securities activities are transacted on either a cash or margin basis and customer commodities transactions are generally transacted on a margin basis subject to individual exchange regulations. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of option contracts. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured-financing sources such as short-term borrowings, securities loaned and repurchase agreements and to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged daily and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance daily.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. A substantial portion of the Company's transactions is collateralized and is executed with and on behalf of other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values daily and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Continued

A significant portion of the Company's securities activities includes clearing transactions for specialists, market-makers, risk arbitrageurs, managed funds and other professional traders. Due to the nature of their operations, which may include a significant level of margin lending and involve short sales and option writing, the Company may have significant credit exposure due to the potential inability of these customers to meet their commitments. The Company seeks to control this risk by monitoring margin collateral levels daily for compliance with both regulatory and internal guidelines and requesting additional collateral where necessary. Additionally, in order to further control this risk, the Company has developed computerized risk control systems which analyze the customer's sensitivity to major market movements. Where deemed necessary, the Company will require the customer to deposit additional margin collateral or reduce positions, if it is believed that the customer's activities may be subject to above-normal market risks.

10. Related Parties:

The Company provides and utilizes clearance, execution and processing services and also engages in financing activities with other affiliates. At November 30, 2001, the consolidated statement of financial condition includes the following balances between the Company and other affiliates (in thousands):

At November 30, 2001	
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	3,418,074
Securities borrowed	5,273,935
Receivable from brokers, dealers and clearing organizations	103,281
Other assets	8,570
Short-term borrowings	335,000
Securities sold under agreements to repurchase	464,000
Securities loaned	239,789
Payable to brokers, dealers and clearing organizations	18,902
Accrued expenses and other liabilities	374,018
Long-term borrowings	170,000
Liabilities subordinated to the claims of general creditors	950,000

After the close of business November 24, 2000, SLK distributed its investment in SLK Holdings, Inc. to Group. This distribution resulted in a reduction of $259,470,000 in the Company's capital and a corresponding reduction in total assets of $5,227,637,000 and liabilities of $4,968,167,000. The distribution had no impact on SLK's net capital computation as the reduction in partners' capital was offset by the elimination of a non-allowable asset, which was a charge against capital in the net capital computation.

In November 2001, the Company transferred its Equity Option Specialist and Market-Making division to SLK-Hull Derivatives, LLC ("SHD"), a subsidiary of Group. Accordingly, $1,584,609,000 of assets and $1,297,690,000 of liabilities were transferred at fair value for a net cash settlement of $286,919,000. Additionally, $32,174,000 of intangible assets were distributed to Group through a capital withdrawal.

11. Employee Incentive Plans:

Group issued restricted stock units to employees of the Company under a stock incentive plan primarily in connection with its purchase of the Company. In this case, delivery of the underlying shares of

Continued

common stock is conditioned on the grantees' satisfying certain other requirements outlined in the award agreements.

Stock options granted by Group to employees of the Company will generally become exercisable either in installments on or about the third, fourth and fifth anniversaries of the date of grant if the grantee has satisfied certain conditions and the grantees' employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence or a change in control. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of the grant.

12. Employee Benefit Plans:

SLK has noncontributory profit-sharing and retiree medical plans covering substantially all full-time employees. The profit-sharing plan is funded as of each December 31 from current contributions, which are made at SLK's discretion. Contributions to the retiree medical plan are made at SLK's discretion. All obligations under these plans are currently funded.